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                             June 10, 2022

       James N. Woody, M.D., Ph.D.
       Chief Executive Officer
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Palo Alto, California 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Post-Effective
Amendment No. 2. to
                                                            Registration
Statement on Form S-1 on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-259209

       Dear Dr. Woody:

              We have limited our review of the post-effective amendment to your registration statement to those issues we have addressed in our comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3

       General

   1. Please amend to register this offering on Form S-1 or provide us with your analysis regarding how 180 Life
Sciences Corp. meets the eligibility requirements to file on Form
                                                        S-3. It does not appear
that the company filed in a timely manner all reports required to be filed in the past 12
months as required by General Instruction I.A.3(b) of Form S-3.
                                                        We note the company was
not timely in filing its annual report on Form 10-K for the
                                                        fiscal year ended
December 31, 2020 or its quarterly report on 10-Q for the fiscal quarter ended March 31, 2021,
which were not filed until July 2021. Refer to Securities Act
                                                        Forms C&DI 115.06 for
additional guidance.
 James N. Woody, M.D., Ph.D.
FirstName  LastNameJames N. Woody, M.D., Ph.D.
180 Life Sciences Corp.
Comapany
June       Name180 Life Sciences Corp.
     10, 2022
June 10,
Page 2 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Fahd M.T. Riaz, Esq.